SUBMISSION VIA EDGAR

November 7, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: Responses to the Securities and Exchange Commission

Staff Comments dated November 3, 2022, regarding

KWESST Micro Systems Inc.

Amendment No. 3 to Registration Statement on Form F-1

Filed October 24, 2022

File No. 333-266897

Dear Ladies and Gentlemen:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the November 3, 2022, letter regarding the above-referenced Amendment No.3 to the Registration Statement on Form F-1 (the "Registration Statement") of KWESST Micro Systems Inc. (the "Company", "we," "our," or "us") filed on October 24, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 4 to the Registration Statement on Form F-1 (the "Form F-1/A") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form F-1/A. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-1/A.

November 7, 2022

Our responses are as follows:

Amendment No. 3 to Registration Statement on Form F-1 filed October 24, 2022

General

Staff Comment No. 1.

You disclose that if Nasdaq does not approve the listing of your Common Shares and Warrants, you will not proceed with your offering. Clarify, if true, that your ability to meet Nasdaq's initial listing criteria is contingent on the sale of your entire offering of common units and disclose any related risks. Please also disclose whether the initial approval for listing of your shares and warrants on Nasdaq is a condition precedent to the underwriter's obligation to purchase your shares.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on the cover page and pages 8, 11 and 109 and added a risk factor on page 17 regarding our ability to meet Nasdaq's initial listing criteria being contingent on the sale of the entire offering of Common Units and that the initial approval for the listing of our Common Shares and warrants on Nasdaq is a condition precedent to the underwriter's obligation to purchase the securities being offered.

Risk Factors, page 16

Staff Comment No. 2.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 8 and added a risk factor on page 33 addressing the potential for rapid and substantial price volatility particular to our offering and have further disclosed the associated risks that investors may experience when investing in a stock in which the price is changing rapidly.

November 7, 2022

Our inability to comply with Nasdaq's continued listing requirements could result in our Common Shares or Warrants being delisted. . ., page 17

Staff Comment No. 3.

Your revisions indicate that you have increased the extent of your planned reverse stock split. Please expand your risk factor disclosure to specifically address any risks related to the reverse stock split. For example, advise whether there is a risk that you may not be able to maintain the minimum bid price requirement for continued listing on Nasdaq notwithstanding the reverse stock split or any potential impact on the liquidity of your common stock.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 8, added a risk factor on page 16 and added a risk factor on page 17 to specifically address the risks related to the Reverse Split.

Dilution, page 98

Staff Comment No. 4.

Please clarify whether the 837 common shares issuable upon conversion of the 837 agent option units are included or excluded from the calculations presented on page 98. Further, specify the agent to whom and agreement pursuant to which the "agent option units" have been or will be issued.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 98 to clarify that the 837 common shares issuable upon conversion of the agent option units are excluded from the dilution calculations. We have also identified the agent to whom, and agreement pursuant to which, the "agent option units" were issued.

*****

November 7, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely, KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP